[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

June 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James
David Burton
Kate Tillan

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2015
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 23, 2015 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2015.

If you should have any questions regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

MICROCHIP TECHNOLOGY INCORPORATED

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE

COMMISSION COMMENT

AS SET FORTH IN THE STAFF’S LETTER DATED JUNE 23, 2015

This memorandum sets forth the response of Microchip Technology Incorporated (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated June 23, 2015 relating to the Company’s Form 10-K for fiscal year ended March 31, 2015.

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.

Form 10-K for Fiscal Year ended March 31, 2015

Note 15. 2.125% Junior Subordinated Convertibles Debentures, page F-34

1. Please show us how you determined the amount of the loss on retirement of convertible debentures of approximately $50.6 million.

Microchip Response:

In response to the Staff’s comment, the Company advises the Staff that, on February 5, 2015, the Company agreed with certain existing holders of its Junior Subordinated Convertible Debentures due 2037 (the “Debentures”) to repurchase $575 million in aggregate principal amount of such Debentures for approximately $1.1346 billion in cash. The Company advises the Staff that it applied the guidance set forth in ASC 470-20-40, as the Debentures may be settled in cash or shares. Based upon that guidance, the Company allocated the consideration transferred to the extinguishment of the liability component and the reacquisition of the equity component. The Company transferred cash consideration to extinguish the debt, and allocated the consideration transferred between the liability and equity components.

In applying the guidance included in ASC 470-20-40-20, the Company identified the fair value of the consideration transferred to retire the debt to be the $ 1.1346 billion cash payment. The fair value of the consideration was then allocated to the liability and equity components of the original instrument.

The Company measured the fair value of the liability component using the “income approach” or a discount rate adjustment present value technique. The fair value of the debt component for the amount repurchased was calculated to be $238.3 million using an estimated comparable yield of 7.5%. The Company determined the appropriate fair value discount rate of 7.5% to utilize for purposes of computing the fair value of the debt component by obtaining the market interest rate for similar debt without the conversion feature immediately prior to the repurchase.

The loss on debt extinguishment was calculated as the difference between the consideration attributed to the liability component of $238.3 million and the sum of the net carrying amount of the liability of $190.2 million and the unamortized debt issuance costs of $(2.5) million. The loss on extinguishment was calculated to be $50.6 million as summarized below (in thousands):

Fair value of liability component at time of repurchase		238,300	(1)
Amounts de-recognized from balance sheet at repurchase
Debt carrying value	575,000
Unamortized deferred financing costs	(2,500)
Unamortized debt discount	(384,800)

Total		187,700

Loss on extinguishment		($50,600)

(1)	As determined at the date of repurchase and discussed herein.

The remaining settlement consideration of $896.3 million was allocated to the equity component and recognized as a reduction to stockholders’ equity.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microchip Technology Incorporated

By:	/s/ J. Eric Bjornholt
J. Eric Bjornholt,
Chief Financial Officer

June 24, 2015